

July 8, 2013

<u>Via U.S. Mail</u>
Christopher Jones
Chief Executive Officer
Uranium Resources, Inc.
405 State Highway Bypass 121
Building A, Suite 110
Lewisville, TX 75067

      Re: **Uranium Resources, Inc.**
             Form 10-K for the Year Ended December 31, 2012
             Filed March 18, 2013
             File No. 001-33404

Dear Mr. Jones:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>Item 1. Business page 1</u>

1. Please revise throughout to remove the contained pounds of uranium associated with your mineralized materials. Mineralized materials should be disclosed as tons and grade without contained metals.

2. Please confirm that your mineralized materials do not contain estimates based on geologic inference, such as inferred resources.

3. We note your disclosure of in-place reserves in South Texas. Please disclose the modifying factors associated with each of your in-place mineral reserves including

recovery factors and the uranium price used to determine your reserves, pursuant to the Instructions to paragraph (b)(5) of Industry Guide 7.

4. Please revise to disclose if your mineral reserves are proven mineral reserves or probable mineral reserves pursuant to the definitions in paragraph (a) of Industry Guide 7.

Item 2. Properties page 20

5. Please revise to describe the work completed on each of your properties for your fiscal year ended 2012 and the associated values, pursuant to paragraph (b)(4)(i) of Industry Guide 7. Please distinguish between capital expenditures and other expenditures in your response.

6. Please fully describe any infrastructure located on your properties, including processing facilities, pursuant to paragraph (b)(4)(ii) of Industry Guide 7.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 69

Impairment of Uranium Properties, page 70

7. We note you recognized asset impairment charges of approximately $1.7 million for the year ended December 31, 2012 related to certain uranium project assets. With regard to your uranium project assets, please tell us:
   - what you consider an asset group,
   - how many asset groups were tested for impairment during the year,
   - how many asset groups were considered at risk of impairment (i.e. the asset group has a fair value that is not substantially in excess of its carrying value), and
   - how you considered the fact that you are not producing uranium in your impairment calculations.

   For any at risk asset group, provide us with (i) the percentage by which fair value exceeded carrying value as of the date of the most recent test, (ii) a description of the methods and key assumptions used and how the key assumptions were determined, (iii) a discussion of the degree of uncertainty associated with the key assumptions (i.e. the discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a price downturn in uranium within a defined period of time)), and (iv) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Critical Accounting Policies, page 73

8. Please confirm you will expand your critical accounting estimates section in future filings to discuss significant estimates or assumptions and how these matters may affect the

financial statements (e.g. effect of uranium prices, expected uranium prices, projected production levels and operating costs, etc. on your impairment analysis). Your revised disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Please refer to the Commission's guidance concerning Critical Accounting Estimates and revise Management's Discussion and Analysis to comply with the required disclosures as necessary. The guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. Please provide us with draft disclosure of your planned changes.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements, page F-9

2. Summary of Significant Accounting Policies

Uranium Properties, page F-10

9. We note that you capitalize exploration and evaluations costs after the existence of commercially minable uranium deposit is confirmed. Please clarify for us how the point you determine the existence of a "commercially minable deposit" as disclosed here compares with the point at which you determine proven and probable reserves as defined by Industry Guide 7. Also, clarify for us the nature of capitalized costs included in the $2.460 million of evaluation and delineation.

10. We note that during the fiscal year ended December 31, 2012, you recorded capitalized costs of approximately $3.2 million for property plant and equipment related to mines/projects that do not appear to have associated proven and probable reserves (Vasquez, Los Finados/Tecolote project, Churchrock, and Crownpoint/Section 13 drilling). Please tell us (i) the nature of the costs incurred, (ii) why you believe capitalization of these costs is appropriate and (iii) how capitalization of these costs is consistent with your disclosed accounting policy for uranium properties. In your response, please reference the authoritative literature that supports your accounting treatment.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 19

Compensation Discussion and Analysis, page 19

11. We note the disclosure on page 25 that you use survey data, proxy data for a number of public companies, and peer group data in determining pay practices. Please expand the

disclosure to explain how these data are used in determining pay. Please identify the companies that you benchmark against, as required by Item 402(b)(2)(xiv) of Regulation S-K. Please provide us with proposed draft disclosure.

12. We note your disclosure on page 27 that under the 2012 MIP the "maximum annual incentive payout was 45% of base salary" and your subsequent disclosure that "the maximum aggregate annual award amount payable under the MIP could not exceed 30% of the sum of the Plan Participants' base salary." Please advise us of how these two statements can be reconciled. To the extent you intend to revise your disclosure in future filings, please provide us with draft disclosure.

13. We partially reissue comment 4 of our letter dated August 4, 2010. We note that you did not make any awards under the MIP or LTIP in 2012. Clearly disclose in future filings the performance measures used for each performance cycle, how the award will be determined and the actual results. For example, disclose the "pre-established functional area/individual performance goals" and actual performance for the completed fiscal year for the MIP. For the LTIP, please disclose how CTR is calculated and the Company's actual CTR as a percentage compared to the Company's peer group. Please provide us with draft disclosure. To the extent you believe that disclosure of such quantitative or qualitative performance information would result in competitive harm, such that the information should be excluded pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide to us a detailed explanation regarding such conclusion. If you have an appropriate basis for omitting this information, you must discuss the difficulty or likelihood of the company to attain the undisclosed performance targets and objectives. For guidance, please refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

14. We note the stock awards for 2012 in the summary compensation table on page 30. You do not appear to have provided a discussion or analysis of the awards granted to the named executive officers other than Mr. Cryan. Please confirm that you will provide such disclosure in future filings, to the extent applicable. Please provide us with draft disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Branch Chief at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Contact John Coleman with any engineering questions at (202) 551-3610. Please contact Shehzad Niazi at (202) 551- 3121 or John Reynolds, Associate Director at (202) 551-3795 with any other questions.

Sincerely,

/s/ Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining